Independent Bank Corporation

230 West Main Street
Ionia, Michigan 48846

November 24, 2009

Filed Via Edgar

Ms. Kathryn McHale
Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Independent Bank Corporation Preliminary Proxy Statement on Schedule 14A Filed November 2, 2009 File No. 000-07818

Dear Ms. McHale:

        On behalf of Independent Bank Corporation, a Michigan corporation (the “Company”), we are responding to the Staff’s comment letter dated November 12, 2009 with respect to the Company’s Preliminary Proxy Statement in connection with a special meeting of the Company’s shareholders (the “Proxy Statement”). We have set forth below each question contained in the Staff’s comment letter, followed by our response.

        Capitalized terms not defined in this letter shall have the meaning assigned to them in the Proxy Statement.

General

1.	We note that you have not included the pro forma information referenced in Annex A. Please include this information with your revised preliminary proxy so the staff has time for its review.

        The Company has included the pro forma information in its revised Proxy Statement. Please see pages A-1 through A-14 of Appendix A of the revised Proxy Statement.

2.	Please revise to state the date by which the company must receive the proxy cards or the date by which the shareholders must vote by telephone or internet for the shares represented by the proxy to be voted.

Ms. McHale
November 24, 2009

        The Company has included placeholders for disclosure of the relevant dates in its revised Proxy Statement. Please see page 1 of the revised Proxy Statement.

3.	Please revise to separate Proposal 3 into two separate proposals for the exchange of the Institutional Trust Preferred Securities and for the exchange of the CPP Preferred Securities or tell us how this proposal complies with Rule 14a-4(a)(3).

        According to Rule 14a-4(a)(3), the form of proxy “[s]hall identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters, and whether proposed by the registrant or by security holders.” Here, Proposal 3 is seeking approval for the issuance of common stock in accordance with Nasdaq Marketplace Rule 5635. Although Proposal 3 references two different exchange offers, the Nasdaq Marketplace Rule requiring shareholder approval allows an issuer to seek general authorization for the issuance of additional common stock in multiple future transactions in the form of a single proposal. This conclusion is based on Nasdaq Staff Interpretative Letter 2002-4, and the viability of such conclusion has been confirmed by Nasdaq staff. Specifically, Nasdaq Staff Interpretative Letter 2002-4 states that such general authorization will be allowed if the proposal contains parameters that are specific at least as to (i) the maximum number of shares to be issued, (ii) the maximum dollar amount of the issuance, (iii) the maximum discount to market, and (iv) the purpose of the transactions. Letter 2002-4 further indicates that a company may rely on such general authorization for transactions that close within three months of shareholder approval. All four elements will be included in the definitive proxy statement. Consequently, Proposal 3, seeking approval for the issuance of common stock in accordance with Nasdaq Marketplace Rule 5635, would be deemed a single matter for purposes of Rule 14a-4(a)(3).

4.	Please provide your analysis as to why shareholders do not need to vote on the “Retail TP Exchange.”

        Under Michigan law, shareholder approval is generally not required for the issuance by the Company of additional shares of common stock, including in an exchange offer. However, Nasdaq Marketplace Rule 5635 requires shareholder approval for the issuance of securities in connection with (a) the acquisition of the stock or assets of another company; (b) a change of control; (c) equity-based compensation of officers, directors, employees or consultants; and (d) private placements. As noted in the Proxy Statement, we are seeking shareholder approval for the “Institutional TP Exchange Offer” and the “CPP Exchange Offer” pursuant to the requirements of Nasdaq Marketplace Rule 5635.

        With respect to the “Retail TP Exchange Offer,” however, such shareholder approval is not required under Nasdaq Marketplace Rule 5635. First, clauses (a) and (c) of Rule 5635 (referenced above) are not implicated by the Retail TP Exchange Offer. Second, the Company has concluded that shareholder approval is not required under either clause (b) or (d) of Rule 5635 (referenced above). For purposes of clause (b) of the Rule, because the retail trust preferred securities are widely held by over 500 individual holders, no single purchaser will have the ability to acquire an amount that would result in a “change of control” of the Company, as

Ms. McHale
November 24, 2009

defined under the Rule. For purposes of clause (d) of the Rule, shareholder approval is not required because the Retail TP Exchange Offer is deemed to be a “public offering.” When determining whether an offering is a “public offering” for purposes of the Rule, Nasdaq staff considers the following relevant factors: (i) the type of offering; (ii) the manner in which the offering is marketed; (iii) the extent of the offering’s distribution; (iv) the offering price; and (v) the extent to which the company controls the offering and its distribution. The Retail TP Exchange Offer will be available to all holders of the retail trust preferred securities, the retail trust preferred securities are widely held (over 500 individual holders) and publicly traded on the Nasdaq Global Select Market under the symbol “IBCPO,” and the Retail TP Exchange Offer will be conducted in accordance with applicable SEC rules.

        A similar analysis would apply to the Cash Offering discussed in Proposal 1, which would be conducted as an underwritten public offering (which the Nasdaq staff has consistently found to be a “public offering” exempt from the shareholder approval requirements).

5.	Please provide the information required by Item 11 of Schedule 14A for the offer to exchange outstanding trust preferred securities issued by IBC Capital Finance II for shares of common stock of Independent Bank Corporation. See Note A of Schedule 14A.

        The Company has provided the information required by Item 11 of Schedule 14A with respect to the Retail TP Exchange Offer. Please see page 9 of the revised Proxy Statement.

Proposal 1, page 4

6.	Aside from the issuances of securities discussed in proposals 2 and 3, please revise to state whether further authorization for the issuance of the securities by a vote of security holders will be solicited prior to the issuances of securities discussed in Proposal 1.

        The Proxy Statement has been revised to address the issue of any potential further authorization for the issuance of securities in connection with the proposed initiatives discussed in Proposal 1 (i.e., the Retail TP Exchange Offer and the Cash Offering). Please see page 4 of the revised Proxy Statement.

Proposal 2, page 8

7.	Please file as an appendix to the proxy statement the Independent Bank Corporation Long-Term Incentive Plan. See Instruction 3 to Item 10 of Schedule 14A.

        The Company has added the Independent Bank Corporation Long-Term Incentive Plan as Appendix B to its revised Proxy Statement.

Ms. McHale
November 24, 2009

8.	Please tell us supplementally when the options and common shares underlying the options will be registered under the Securities Act. Alternatively, please tell us which section of the Securities Act or rule of the Commission you intend to rely upon for exemption from such registration. See Instruction 5 to Item 10 of Schedule 14A.

        For the underlying shares, the Company filed a Registration Statement on Form S-8 (Registration No. 333-89072) with the Commission on May 24, 2002, for the purpose of registering under the Securities Act of 1933, as amended, 575,000 shares of the Company’s common stock, par value $1.00 per share, for issuance pursuant to the Company’s Long Term Incentive Plan (including common stock issuable upon exercise of stock options granted pursuant to such plan). The Company also filed a Registration Statement on Form S-8 (Registration No. 333-125484) with the Commission on June 3, 2005, for the purpose of registering an additional 750,000 shares of the Company’s common stock, par value $1.00 per share, for issuance pursuant to the Company’s Long Term Incentive Plan.

        For the options, the Company is relying on an exemption from registration under Section 3(a)(9) of the Securities Act, since no commission or other remuneration is being paid or given for the exchange of the options.

Further Information Regarding the Exchange Ratios, page 11

9.	Please revise the table, “Examples of Stock Option Exchange Ratios” to disclose what the exercise price of the new options would be.

        The Company has provided the exercise price of the New Options in the table “Examples of Stock Option Exchange Ratios” in its revised Proxy Statement. The example exercise price for the New Options is based on the closing price of the Company’s common stock on the Nasdaq Global Select Market on November 3, 2009, which was $1.16 per common share. This information will be updated as necessary prior to the filing of the definitive proxy statement.

Effect on Shareholders, page 13

10.	Please revise this section to discuss the numbers of common shares underlying the eligible options, the weighted average exercise price of the eligible options, the numbers of common shares underlying the new options as determined by the most recent practicable date, the exercise price of the new options as determined by the most recent practicable date, and the percentage of total outstanding common shares the shares underlying the new options will represent assuming that all eligible options were exchanged.

        The Company has included this information in its revised Proxy Statement. Please see page 16 of the revised Proxy Statement.

Ms. McHale
November 24, 2009

Vote Required and Recommendation of the Board, page 15

11.	We note that you state here, on page 17, and on page 18 that the sum of any negative votes and abstentions will necessitate offsetting affirmative votes to assure approval. Please clarify that negative votes and abstentions will have the affect of voting against the proposal.

        The Company has changed the language in its revised Proxy Statement to clarify that negative votes and abstentions will have the effect of voting against the proposal. Please see pages 17, 23, and 24 of the revised Proxy Statement.

Proposal 3, page 15

12.	Please revise to describe the relationship of IBC Capital Financial IV, IBC Capital Finance III, and Midwest Guaranty Trust I with Independent Bank Corporation.

        As requested, the Company has included a section regarding the relationship of IBC Capital Finance IV, IBC Capital Finance III, and Midwest Guaranty Trust I with the Company in its revised Proxy Statement. Please see page 18 of the revised Proxy Statement.

13.	Please revise to provide the information required by Item 12(b) of Schedule 14A.

        The Company has included disclosures regarding material differences between the outstanding Institutional Trust Preferred Securities and the common stock of the Company and the outstanding CPP Preferred Shares and the common stock of the Company. Please see pages 18 and 20 of the revised Proxy Statement.

Executive Compensation for Fiscal Year 2008, page 20

14.	Please revise to include the information required by Item 407(e)(4) and (e)(5) of Regulation S-K.

        The Company has included the information required by Item 407(e)(4) of Regulation S-K in its revised Proxy Statement. Please see page 37 of the revised Proxy Statement. No information is required by Item 407(e)(5) pursuant to Instruction 3 of Item 407(e)(5) because such disclosure was included in the Company’s definitive proxy statement filed with the Commission on March 19, 2009.

Information Incorporated by Reference, page 32

15.	You may only incorporate by reference into the proxy statement only in the manner and to the extent specifically permitted in the items in this schedule. Please revise. See Note D to Schedule 14A.

Ms. McHale
November 24, 2009

        Pursuant to Item 13(b)(2) of Schedule 14A, the Company is eligible to incorporate by reference the information required by Item 13(a), provided that the information is contained in an annual report to security holders or a previously-filed statement or report, and such report or statement is delivered to security holders with the proxy statement and the requirements of Item 13(c) are met. Pursuant to Item 13(b)(2), the Company will deliver to its shareholders, along with the definitive proxy statement, the Company’s Form 10-K for the year ended December 31, 2009 (including the Annual Report attached as Exhibit 13 thereto) and the Company’s Form 10-Q for the nine-month period ended September 30, 2009. The Company has revised the language on page 39 of the revised Proxy Statement to indicate that only specific Items under such Form 10-K and Form 10-Q are being incorporated by reference. The specific Items being incorporated by reference contain all information required to be disclosed by the Company in the Proxy Statement by Item 13(a) of Schedule 14A. Further, the Company believes it has met all the necessary requirements under Item 13(c). Finally, pursuant to Note D to Schedule 14A, the Company acknowledges the requirement to mail the proxy statement at least 20 business days prior to the special meeting, and believes it has otherwise satisfied the requirements of the cited instructions.

        The enclosed revised preliminary Proxy Statement contains several data points that are tied to specific dates. Depending on when the definitive proxy statement is filed, the Company intends to update the dates and related information as needed in order to provide shareholders with current, relevant information.

        The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in all Company filings. The Company understands that neither the Staff’s comments nor changes the Company makes to its disclosure in response to Staff comments foreclose the Commission from taking any action with respect to its filings and that the Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

        Please feel free to call me at (616) 522-1765, or the Company’s legal counsel, Kimberly Baber, at (616) 336-6851, with any questions or if we can be of any assistance in completing your review of these responses.

Very truly yours,

Independent Bank Corporation

/s/ Robert N. Shuster

Robert N. Shuster
Executive Vice President and
Chief Financial Officer

Enclosures